October 2, 2007

Ms. Janice McGuirk
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:          Aspire Japan, Inc.
Amendment No. 4 to Registration Statement on Form SB-2
Filed August 30, 2007
File No. 333-143758

Dear Ms. McGuirk:

We represent Aspire Japan, Inc. (“Aspire Japan” or the “Company”). We are in receipt of your letter dated September 28, 2007 regarding the above referenced filing and the following are our responses to same:

Risk Factors

“If it is determined that the shares issued to our shareholders in April 2007 may require a rescission offer…”, page 4
1.
We reissue our comment under this heading in the letter dated August 29, 2007. You refer here to “a potential liability of $275,000 based on the possible rescission of 275,000 shares”; however, the disclosure on page II-3 of Item 26, “Recent Sales….” States that 435,000 shares were issued, for a total of $435,000. (emphasis added). Please revise as appropriate to make the disclosure consistent.

Answer: This section has been revised to reflect 435,000 shares for a total of $435,000.

Revenue Streams, page 15

2.
We cannot locate where our comment #5 from the August 22, 2007 letter was complied with and therefore reissue the comment. With respect to your statement, “(W)e will manage all the logistics of shipping from the USA to Japan and will be responsible for all customs, tariffs and other issues that may arise from shipping consumer goods from the USA to Japan.” (emphasis added). Please fully address this added expense, as it would appear that it could be a significant cost to the company.

Answer: This section has been revised to address this added expense for the logistics of the shipping.

Financial Statements

General

3.	Please provide a current accountant’s consent in any amendment and note the updating requirements of Item 310 (g) of Regulation S-B.

Answer: An updated consent has been included with this amendment

Notes to Financial Statements

Note 5 – Commitments and Contingencies, F-10

4.
We note your disclosures on page 18 regarding a potential liability of $435,000 related to a potential rescission offer. Disclose how you considered SFAS 5 relating to the recognition of this potential liability.

Answer:    The Company reviewed the criteria for recognition of the potential liability and determined the possibility of the rescission offer is reasonably possible.   SFAS 5  requires the company to provide for a loss contingency only if the possibility of the liability is probable or disclose the potential rescission offer if the contingency is reasonably possible.   The Company has included a footnote in the contingencies section to disclose the possible liability related to the rescission offer.

Form 10-QSB/A for the Quarter Ended April 30, 2007 filed August 30, 2007

Item 3 Controls and Procedures, page 13

5.
We note your revised disclosures in response to our prior comment 11. Your revised disclosure concluded the effectiveness of the disclosure controls and procedures as of April 1, 2007 instead of April 30, 2007. Please confirm that in future filings, you will revise your disclosures to conclude the effectiveness of the disclosure controls and procedures as of the end of the period covered by the report as required by Item 307 of Regulation S-B.  For example: For the quarterly period ended July 31, 2007, the effectiveness of the disclosure controls and procedures should be as of July 31, 2007.

Answer:    This letter will confirm that all future filings will include the effectiveness of the disclosure controls and procedures as of the end of the period covered by the report as required by Item 307 of Regulation S-B

Part II.

Item 26.  Recent Sales of Unregistered Securities, page II-3

6.	We reiterate our comment under this heading from our August 29, 2007 letter. Please include in this section the thrust of counsel’s response #12 from its August 27, 2007 faxed letter.

Answer: This section has been revised to include the thrust of our response from our August 27, 2007 faxed letter.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/  Gregg E. Jaclin
       GREGG E. JACLIN